FILED PURSUANT TO RULE 424(B)(3)
File Number 333-158657
SUNGARD DATA SYSTEMS INC.
SUPPLEMENT NO. 3 TO
MARKET-MAKING PROSPECTUS DATED OCTOBER 20, 2009

THE DATE OF THIS SUPPLEMENT IS DECEMBER 21, 2009

ON DECEMBER 21, 2009, SUNGARD DATA SYSTEMS INC. FILED THE ATTACHED
CURRENT REPORT ON FORM 8-K DATED DECEMBER 16, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 16, 2009
Commission file numbers:

SunGard Capital Corp.	000-53653
SunGard Capital Corp. II	000-53654
SunGard Data Systems Inc.	1-12989
SunGard® Capital Corp.
SunGard® Capital Corp. II
SunGard® Data Systems Inc.
(Exact name of registrant as specified in its charter)

Delaware	20-3059890
Delaware	20-3060101
Delaware	51-0267091
(State or other jurisdiction	(I.R.S. Employer
of incorporation)	Identification No.)

680 East Swedesford Road
Wayne, Pennsylvania	19087
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (484) 582-2000
Not Applicable
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On December 16, 2009, Robert F. Woods accepted the offer of SunGard Data Systems Inc. (the “Company”) to serve as chief financial officer effective January 1, 2010. Mr. Woods will succeed Michael J. Ruane, who will resign from his position as chief financial officer of the Company effective January 1, 2010, but will remain an employee of the Company in the role of chief financial officer of the Company’s Availability Services business.
From 2004 to 2009, Mr. Woods, age 54, was chief financial officer of IKON Office Solutions, a document management systems and services company. Previously, he served as vice president and controller and vice president and treasurer at IBM Corporation; and vice president, finance for IBM Asia-Pacific. Mr. Woods began his career at Deloitte, Haskins & Sells and went on to hold various positions in tax, treasury, accounting and finance at DuPont.
On December 21, 2009, the Company entered into a definitive employment agreement with Mr. Woods with an effective date of January 1, 2010. The terms include the following:
•	A term through January 1, 2012, with one-year renewals automatically effective one year before expiration, unless terminated on one year’s advance notice;
•	An annual base salary of $500,000, subject to review periodically for appropriate increases by the CEO or the Compensation Committee of the Board of Directors pursuant to the Company’s normal performance review policies for senior level executives;
•	The opportunity to participate in all short-term and long-term incentive programs established by the Company for senior level executives, with an annual 2010 cash bonus at target of $750,000;
•	Employee benefits consistent with those made available to the Company’s senior level executives;
•	Subject to Compensation Committee approval and subject to the terms and conditions of the Company’s equity plan and applicable grant agreements, an equity grant of 215,265 restricted stock units (“RSUs”) and 542,112 Class A common stock options in 2010; an equity grant of 129,159 RSUs and 325,267 Class A common stock options in 2011; and an equity grant of 43,053 RSUs and 108,422 Class A common stock options in 2012;
•	The right to receive certain severance payments and benefits, including upon a termination without “cause,” a resignation for “good reason” or a change in control; and
•	Certain restrictive covenants (noncompetition, confidentiality and nonsolicitation).
Item 7.01 Regulation FD Disclosure.
On December 21, 2009, the Company issued a press release announcing Mr. Woods’ appointment as chief financial officer, succeeding Mr. Ruane. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.
In accordance with General Instruction B.2 of Form 8-K, the information in Exhibit 99.1 and in this Item shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

Exhibit Number	Exhibit Title

99.1	Press Release, dated December 21, 2009, issued by SunGard Data Systems Inc.

99.2	Employment Agreement by and between SunGard Data Systems Inc. and Robert Woods effective as of January 1, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunGard Capital Corp. SunGard Capital Corp. II
December 21, 2009	By:	/s/ Victoria E. Silbey
Victoria E. Silbey
Vice President
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunGard Data Systems Inc.
December 21, 2009	By:	/s/ Victoria E. Silbey
Victoria E. Silbey
Senior Vice President-Legal, General Counsel

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release, dated December 21, 2009, issued by SunGard Data Systems Inc.

99.2	Employment Agreement by and between SunGard Data Systems Inc. and Robert Woods effective as of January 1, 2010.

EXHIBIT 99.1
For more information, please contact:
Suzanne DeFruscio
SunGard
Tel: 484-582-5580
suzanne.defruscio@sungard.com
SunGard Announces Chief Financial Officer Transition
Wayne, PA — December 21, 2009 – SunGard today announced that effective January 1, 2010 Robert Woods will be its new chief financial officer. Mr. Woods succeeds Michael Ruane who remains with SunGard as chief financial officer of its Availability Services business.
Most recently, Mr. Woods, age 54, was chief financial officer of IKON Office Solutions from 2004 to 2009. Previously, he served as vice president and controller; and vice president and treasurer at IBM Corporation; and vice president, finance for IBM Asia-Pacific. Mr. Woods began his career at Deloitte, Haskins & Sells and went on to hold various positions in tax, treasury, accounting and finance at DuPont. Mr. Woods is a certified public accountant and holds a BS in Accounting from Villanova University and an MBA from Widener University.
Cristóbal Conde, president and chief executive officer, commented, “Bob brings to SunGard a deep understanding of finance, a strong operational background, and experience leading world-class finance organizations. I have no doubt he will be a worthy successor to Mike Ruane and will ensure a smooth transition.”
Mr. Ruane joined SunGard in 1984 and served as chief financial officer since 1994. Mr. Ruane previously held the positions of controller of SunGard and chief financial officer of SunGard’s risk and derivatives group.
Mr. Conde continued, “Mike has been an immensely respected and integral member of SunGard’s leadership team for more than fifteen years. As chief financial officer, he has overseen SunGard’s revenue growth from $450 million in 1994 to $5.6 billion in 2008. On behalf of all of us at SunGard, I thank Mike for his unstinting service over many years. I am particularly pleased that he will take on a new role in which his experience will be highly valued.”

About SunGard
SunGard is one of the world’s leading software and IT services companies.  SunGard serves more than 25,000 customers in more than 70 countries.
SunGard provides software and processing solutions for financial services, higher education and the public sector. SunGard also provides disaster recovery services, managed IT services, information availability consulting services and business continuity management software.
With annual revenue exceeding $5 billion, SunGard is ranked 435 on the Fortune 500 and is the largest privately held business software and services company on the Forbes list of private businesses. Based on information compiled by Datamonitor*, SunGard is the third largest provider of business applications software after Oracle and SAP. Continuity, Insurance & Risk has recognized SunGard as service provider of the year an unprecedented six times.  For more information, please visit SunGard at www.sungard.com.

*	January 2009 Technology Vendors Financial Database Tracker http://www.datamonitor.com
Trademark Information: SunGard and the SunGard logo are trademarks or registered trademarks of SunGard Data Systems Inc. or its subsidiaries in the U.S. and other countries. All other trade names are trademarks or registered trademarks of their respective holders.

EXHIBIT 99.2
EMPLOYMENT AGREEMENT
This EMPLOYMENT AGREEMENT (the “Agreement”) is entered into, by and between SunGard Data Systems Inc. (the “Company”) and Robert Woods (“Executive”) as of January 1, 2010 (the “Effective Date”).
WHEREAS, the parties desire to enter into an agreement to reflect Executive’s position and role in the Company’s business and to provide for Executive’s employment by the Company, upon the terms and conditions set forth herein.
WHEREAS, Executive has agreed to certain confidentiality, non-competition and non-solicitation covenants contained hereunder, in consideration of the benefits provided to Executive under this Agreement.
WHEREAS, certain capitalized terms shall have the meanings given those terms in Section 3 of this Agreement.
NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:
1. Employment. The Company hereby agrees to employ Executive, and Executive hereby accepts such employment and agrees to perform Executive’s duties and responsibilities, in accordance with the terms, conditions and provisions hereinafter set forth.
1.1 Employment Term. This Agreement shall be effective as of the Effective Date, and shall continue until the second anniversary of the Effective Date, unless the Agreement is terminated sooner in accordance with Section 2 below. In addition, the term of the Agreement shall automatically renew for periods of one year unless the Company gives written notice to Executive, at least 60 days prior to the end of the initial term or at least 60 days prior to the end of any one-year renewal period, that the Agreement shall be terminated. The period commencing on the Effective Date and ending on the date on which the term of Executive’s employment under the Agreement shall terminate is hereinafter referred to as the “Employment Term.” The failure of the Company to renew this Agreement shall not be considered a termination of Executive’s employment under this Agreement; provided that, this Agreement may not be terminated during (a) a Potential Change of Control Period (as defined in section 3), or (b) following a Change of Control (as defined in section 3) (including a Change of Control that occurs during a Potential Change of Control Period).
1.2 Duties and Responsibilities. During the Employment Term, Executive shall report to the Chief Executive Officer (“CEO”) and shall serve as the Chief Financial Officer of the Company, or in such other executive positions as the CEO or the Board of Directors of the Company (the “Board”) determines. Executive shall perform all duties and accept all responsibilities incident to such position or as may be reasonably assigned to him by the CEO.
1.3 Extent of Service. During the Employment Term, Executive agrees to use Executive’s full and best efforts to carry out Executive’s duties and responsibilities under Section 1.2 hereof with the highest degree of loyalty and the highest standards of care and, consistent with the other provisions of this Agreement, Executive agrees to devote substantially all of Executive’s business time, attention and energy thereto. The foregoing shall not be construed as preventing Executive from making investments in other businesses or enterprises, provided that Executive agrees not to become engaged in any other business activity which, in the reasonable judgment of the CEO, is likely to interfere with Executive’s ability to discharge Executive’s duties and responsibilities to the Company. The Executive will not serve on the board of directors of an entity unrelated to the Company (other than a non-profit charitable organization) without the consent of the CEO and the Chief Compliance Officer as detailed in the SunGard Global Business Conduct and Compliance Program. The Company consents to Executive’s position on the board of directors of Insight Enterprises, Inc.

1.4 Base Salary. During the Employment Term, for all the services rendered by Executive hereunder, the Company shall pay Executive a base salary (“Base Salary”), at the annual rate of $500,000, payable in installments at such times as the Company customarily pays its other employees. Executive’s Base Salary shall be reviewed periodically for appropriate increases by the CEO or the Compensation Committee of the Board (the “Compensation Committee”) pursuant to the Company’s normal performance review policies for senior level executives.
1.5 Retirement, Welfare and Other Benefit Plans and Programs. During the Employment Term, Executive shall be entitled to participate in all employee retirement and welfare benefit plans and programs made available to the Company’s senior level executives as a group, as such retirement and welfare plans may be in effect from time to time and subject to the eligibility requirements of such plans. During the Employment Term, Executive shall be provided with executive fringe benefits and perquisites under the same terms as those made available to the Company’s senior level executives as a group, as such programs may be in effect from time to time. During the Employment Term, Executive shall be entitled to vacation and sick leave in accordance with the Company’s vacation, holiday and other pay for time not worked policies. Nothing in this Agreement or otherwise shall prevent the Company from amending or terminating any retirement, welfare or other employee benefit plans, programs, policies or perquisites from time to time as the Company deems appropriate.
1.6 Reimbursement of Expenses. During the Employment Term, Executive shall be provided with reimbursement of reasonable expenses related to Executive’s employment by the Company on a basis no less favorable than that which may be authorized from time to time for senior level executives as a group.
1.7 Incentive Compensation. During the Employment Term, Executive shall be entitled to participate in all short-term and long-term incentive programs established by the Company for its senior level executives, at such levels as the CEO or Compensation Committee determines. Executive’s incentive compensation shall be subject to the terms of the applicable plans and shall be determined based on Executive’s individual performance and Company performance as determined by the CEO or Compensation Committee and is set at $750,000 at target.
1.8 Equity Compensation. As additional consideration for the terms and conditions of this Agreement, the Executive shall receive an equity grant of 215,265 restricted stock units (on Units) and 542,112 stock options (on the common A security) at the next regularly scheduled Board meeting following the Effective Date. In addition, Executive shall receive an equity grant of 129,159 restricted stock units (on Units) and 325,267 stock options (on the common A security) at the first regularly scheduled Board meeting in 2011, and an equity grant of 43,053 restricted stock units (on Units) and 108,422 stock options (on the common A security) at the first regularly scheduled Board meeting in 2012. These grants will be subject to Compensation Committee approval and will be subject to the terms and conditions of the Company’s equity compensation plan and the applicable grant agreements.  Each grant is subject to continued employment through the applicable grant date. In the event Executive’s employment terminates for any reason prior to a grant date, no award shall be made on such grant date, and no payment shall be made for any ungranted equity.

2. Termination. Executive’s employment shall terminate upon the occurrence of any of the following events:
2.1 Termination Without Cause. The Company may terminate Executive’s employment with the Company at any time without Cause (as defined in Section 3) (in which case the Employment Term shall be deemed to have ended) upon not less than 60 days’ prior written notice pursuant to Section 11 to Executive; provided, however, that, in the event that such notice is given, Executive shall be allowed to seek other employment, to the extent such other employment is consistent with Executive’s obligations under Section 5. Termination without Cause shall also include a Resignation for Good Reason (as defined in Section 3), only if such Resignation for Good Reason occurs during a Potential Change of Control Period or following a Change of Control (including a Change of Control that occurs during a Potential Change of Control Period).
2.2 Benefits Payable Upon Termination Without Cause.
(a) In the event of a termination of Executive as described in Section 2.1 during the Employment Term, if Executive executes and does not revoke a Release (as defined in Section 3), Executive shall be entitled to receive the following severance benefits:
(i) For termination notice provided during the first six months following the Effective Date, Executive shall receive a lump sum cash payment equal to one (1) times Executive’s annual Base Salary plus Executive’s Target Incentive Bonus in effect immediately before the Termination Date (as defined in Section 3). Thereafter, Executive shall receive a lump sum cash payment equal to two (2) times Executive’s annual Base Salary plus Executive’s Target Incentive Bonus in effect immediately before the Termination Date (as defined in Section 3). In the case of termination notice provided during a Potential Change of Control Period or following a Change of Control (including a Change of Control that occurs during a Potential Change of Control Period), Executive shall receive a lump sum cash payment equal to three times Executive’s annual Base Salary plus Executive’s Target Incentive Bonus in effect immediately before the Termination Date. For this purpose, the “Target Incentive Bonus” means Executive’s target annual incentive bonus amount (measured at target, or the target identified as “goal” or other similar target as determined by the Company at the date of termination, without taking into account any incentive override for above goal performance, or any project-specific or other non-standard incentives) in effect under the Company’s Executive Incentive Plan for the year of termination.
(ii) Executive shall receive a pro rata Target Incentive Bonus for the year in which Executive’s Termination Date occurs. The pro rata amount shall be determined as the Target Incentive Bonus multiplied by the number of days in which Executive was employed by the Company during the year of termination, including the Termination Date, divided by 365.

(iii) For termination notice provided during the first six months following the Effective Date, the Company shall pay Executive a lump sum cash payment equal to the cost (calculated as described below) that Executive would incur if Executive continued medical, dental and vision coverage for Executive, and, where applicable, his or her spouse and dependents, for the six month period following the Termination Date. Thereafter, the Company shall pay Executive a lump sum cash payment equal to the cost (calculated as described below) that Executive would incur if Executive continued medical, dental and vision coverage for Executive, and, where applicable, his or her spouse and dependents, for the two year period following the Termination Date. For this purpose, the monthly cost shall be determined as 100% of the applicable monthly premium for the cost of medical, dental and vision coverage for Executive, less the monthly premium charge that is paid by active Company employees for similar coverage as in effect at Executive’s termination date. The cash payment shall be increased by a tax gross up payment equal to Executive’s income and FICA tax imposed on the payment under this subsection (iii). Executive may elect COBRA continuation coverage according to the terms of the Company’s applicable benefit plans.
(iv) Executive shall receive any other amounts earned, accrued or owing but not yet paid under Section 1 above and any other benefits in accordance with the terms of any applicable plans and programs of the Company.
(b) Payment of the lump sum benefits described in subsection (a) above shall be made within 60 days after Executive’s Termination Date, subject to Executive’s delivery of an effective Release.
2.3 Retirement or Other Voluntary Termination. Executive may voluntarily terminate employment for any reason, including voluntary retirement, upon 60 days’ prior written notice pursuant to Section 11. In such event, after the effective date of such termination, no further payments shall be due under this Agreement. However, Executive shall receive any amounts earned, accrued or owing but not yet paid under Section 1 above and shall be entitled to any benefits due in accordance with the terms of any applicable benefit plans and programs of the Company.
2.4 Disability. The Company may terminate Executive’s employment if Executive has been unable to perform the essential functions of Executive’s position with the Company, with or without reasonable accommodation, by reason of physical or mental incapacity for a period of six consecutive months (“Disability”). Executive agrees, in the event of a dispute under this Section 2.4 relating to Executive’s Disability, to submit to a physical examination by a licensed physician selected by the Board. If Executive’s employment terminates on account of Disability, no further payments shall be due under this Agreement. However, Executive shall be entitled to (i) any amounts earned, accrued or owing but not yet paid under Section 1 above and any benefits due in accordance with the terms of any applicable benefit plans and programs of the Company and (ii) a pro rated bonus for the year in which Executive’s Disability occurs, which bonus shall be calculated and paid according to Section 2.2(a)(ii) above.
2.5 Death. If Executive dies while employed by the Company, the Company shall pay to Executive’s executor, legal representative, administrator or designated beneficiary, as applicable, (i) any amounts earned, accrued or owing but not yet paid under Section 1 above and any benefits accrued or earned under the Company’s benefit plans and programs according to the terms of such plans and (ii) a pro rated bonus for the year in which Executive’s death occurs, which bonus shall be calculated and paid according to Section 2.2(a)(ii) above. Otherwise, the Company shall have no further liability or obligation under this Agreement to Executive’s executors, legal representatives, administrators, heirs or assigns.
2.6 Cause. The Company or the CEO may terminate Executive’s employment at any time for Cause upon written notice to Executive, in which event all payments under this Agreement shall cease, except for Base Salary to the extent already accrued. Executive shall be entitled to any benefits accrued or earned before Executive’s termination in accordance with the terms of any applicable benefit plans and programs of the Company; provided that Executive shall not be entitled to receive any unpaid short-term or long-term cash incentive payments or unvested options or Restricted Stock Units.

3. Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 3:
(a) “Affiliate” shall mean any direct or indirect subsidiary or parent of SunGard Data Systems Inc., and any other entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with SunGard Data Systems Inc.
(b) “Cause” shall mean any of the following grounds for termination of Executive’s employment:
(i) Executive is convicted of (or pleads guilty or nolo contendre to) a felony;
(ii) Executive neglects, refuses or fails to perform his or her material duties to the Company (other than a failure resulting from Executive’s incapacity due to physical or mental illness), which failure has continued for a period of at least 30 days after a written notice of demand for substantial performance, signed by a duly authorized officer of the Company, has been delivered to Executive specifying the manner in which Executive has failed substantially to perform unless such remedial action would not have been meaningful under the circumstances;
(iii) Executive commits an act of dishonesty or breach of trust or otherwise engages in misconduct in the performance of Executive’s duties;
(iv) Executive engages in public conduct that is harmful to the reputation of the Company;
(v) Executive breaches any written non-competition, non-disclosure or non-solicitation agreement, or any other agreement in effect with the Company or SunGard, including without limitation the provisions of Section 5 of this Agreement; or
(vi) Executive breaches the Company’s written code of business conduct and ethics, including the Global Business Conduct and Compliance Program.
(c) “Change of Control” means the occurrence of (a) any consolidation or merger of SunGard Capital Corp. (or any other parent company (a “Parent Company”) of SunGard that owns each of the availability services business segment, financial systems business segment, higher education systems business segment and public sector business (unless otherwise consolidated or divested) with or into any other person, or any other corporate reorganization, transaction or transfer of securities of Capital Corp. (or such other Parent Company) by its stockholders, or series of related transactions (including the acquisition of capital stock of Capital Corp. or such other Parent Company), whether or not Capital Corp. (or such other Parent Company) is a party thereto, in which the stockholders of Capital Corp. immediately prior to such consolidation, merger, reorganization or transaction, own, directly or indirectly, capital stock either (i) representing directly, or indirectly through one or more entities, less than fifty percent (50%) of the economic interests in or voting power of Capital Corp. (or such other Parent Company) or other surviving entity immediately after such consolidation, merger, reorganization or transaction or (ii) that does not directly, or indirectly through one or more entities, have the power to elect a majority of the entire board of directors of Capital Corp. (or such other Parent Company) or other surviving entity immediately after such consolidation, merger, reorganization or transaction, (b) any transaction or series of related transactions, whether or not Capital Corp. (or such other Parent Company) is a party thereto, after giving effect to which in excess of fifty percent (50%) of the voting power of Capital Corp. (or such other Parent Company) is owned directly, or indirectly through one or more entities, by any person and its “affiliates” or “associates” (as such terms are defined in the Rules promulgated under the Exchange Act of 1934, as amended (the “Exchange Act Rules”)) or any “group” (as defined in the Exchange Act Rules), other than, directly or indirectly, Qualified Institutional Investors (as defined in the Stockholders Agreement, which is incorporated by reference herein) (and in the case of a “group”, excluding a percentage of such “group” equal to the percentage of the voting power of such group controlled by any Qualified Institutional Investors), excluding, in any case referred to in clause (a) or (b) any Initial Public Offering (as defined in the Stockholders Agreement) or any bona fide primary or secondary public offering following the occurrence of an Initial Public Offering; or (c) a sale, lease or other disposition of all or substantially all of the assets of Capital Corp. or such other Parent Company, in each case on a consolidated basis with its subsidiaries (including the stock of SunGard), excluding, in any case referred to in clause (c), any sale, lease or other disposition to an entity of which the stockholders of Capital Corp. immediately prior to the sale, lease or other disposition own, directly or indirectly, through one or more entities, capital stock either representing directly, or indirectly through one or more entities, 50% or more of the economic interests or voting power.

(d) “Code” shall mean the Internal Revenue Code of 1986, as amended.
(e) “Potential Change of Control Period” means the period beginning ninety (90) days before the date of execution of a binding agreement with respect to a transaction that, if completed, would constitute or result in a Change of Control, and ending on the date immediately following the date of the Change of Control or the date on which such agreement is fully terminated or the transaction contemplated therein is otherwise completely abandoned.
(f) “Release” means a release substantially in the form of Exhibit A attached to this Agreement, which may be subsequently modified only based on recommendations of the Company’s counsel to reflect changes in applicable law after the date of this Agreement.
(g) “ Resignation for Good Reason” means, during a Potential Change of Control Period or following a Change of Control and without the Executive’s express prior written consent, (1) the occurrence of a significant reduction in the Executive’s base salary or level of benefits to which the Executive is entitled, other than by such reduction or change that is part of and consistent with a general reduction or change applicable to all executive officers of the Company unrelated to a Change of Control, (2) a change in the Executive’s positions, titles, offices or responsibilities that constitutes a material and adverse change from the Executive’s positions, titles, offices or responsibilities as in effect immediately before such change, or (3) the failure by the Company to obtain, before a Change of Control occurs, an agreement in writing from any Successors and Assigns, to assume and agree to perform this Agreement; provided that within ten (10) days upon the notice of the first occurrence of any such event or condition, the Executive shall have given Notice of Termination to the Company and the Company shall not have fully corrected the situation within thirty (30) days after such Notice of Termination is given. Termination of the Executive’s employment by the Company for Cause, by the Executive other than for Good Reason or as a result of the Executive’s death or Disability shall not be deemed to constitute or result in Resignation for Good Reason.
(h) “SunGard Group” shall mean the Company, its Affiliates and their respective successors.
(i) “Termination Date” shall mean the effective date of the termination of Executive’s employment relationship with the Company pursuant to this Agreement.
4. Notice of Termination. Any termination of Executive’s employment shall be communicated by a written notice of termination to the other party hereto given in accordance with Section 11. The notice of termination shall (i) indicate the specific termination provision in this Agreement relied upon, (ii) briefly summarize the facts and circumstances deemed to provide a basis for a termination of employment if for Cause, and (iii) specify the Termination Date in accordance with the requirements of this Agreement.

5. Restrictive Covenants.
5.1 Non-Disclosure. At all times during the Employment Term and continuing at all times after Executive’s Termination Date, and except as required by applicable law or in a judicial or administrative proceeding, Executive shall not disclose to anyone outside the SunGard Group, or use for the benefit of anyone other than the SunGard Group, any confidential or proprietary information relating to business of the SunGard Group, whether acquired by Executive before, during or after employment with the Company. Executive acknowledges that the proprietary and confidential information of the SunGard Group includes, by way of example: (a) the identity of customers and prospects, their specific requirements, and the names, addresses and telephone numbers of individual contacts; (b) prices, renewal dates and other detailed terms of customer and supplier contracts and proposals; (c) pricing policies, information about costs, profits and sales, methods of delivering software and services, marketing and sales strategies, and software and service development strategies; (d) source code, object code, specifications, user manuals, technical manuals and other documentation for software products; (e) screen designs, report designs and other designs, concepts and visual expressions for software products; (f) employment and payroll records; (g) forecasts, budgets, acquisition models and other non public financial information; and (h) expansion plans, business or development plans, management policies, information about possible acquisitions or divestitures, potential new products, markets or market extensions, and other business and acquisition strategies and policies. The provisions of this Section 5.1 shall survive any termination or expiration of this Agreement.
5.2 Works and Ideas. Executive shall promptly communicate to the Company, in writing, all marketing strategies, product ideas, software designs and concepts, software enhancement and improvement ideas, and other ideas and inventions (collectively, “Works and Ideas”) pertaining to the business of the SunGard Group in any material respect, whether or not patentable or copyrightable, that are made, written, developed or conceived by Executive, alone or with others, at any time (during or after business hours) while Executive is employed by the Company (including at any time prior to the date of this Agreement) or during the three months after Executive’s Termination Date. Executive acknowledges that all of those Works and Ideas will be the exclusive property of the SunGard Group, and hereby assigns and agrees to assign all of Executive’s right, title and interest in those Works and Ideas to the SunGard Group. Executive shall sign all documents that the Company reasonably requests to confirm its ownership of those Works and Ideas, and shall reasonably cooperate with the Company, at the Company’s expense, to allow the SunGard Group to take full advantage of those Works and Ideas.
5.3 Non-Competition and Non-Solicitation. During the Employment Term and within two years after Executive’s termination of employment with the Company for any reason, whether or not payments are being made under this Agreement, Executive shall not, directly or indirectly, (a) anywhere in the world render any material services for any organization, or engage in any business, that competes in any material respect with the business of the Company or any other SunGard Group entity for which Executive has performed material services, or (b) solicit or contact, for the purpose or with the effect of competing or interfering with the business of the Company or any other SunGard Group entity for which Executive has performed material services in any material respect (i) any customer or acquisition target under contract with the Company at any time during the last two years of Executive’s employment with the Company, (ii) any prospective customer or acquisition target that received or requested a proposal, offer or letter of intent from the Company at any time during the last two years of Executive’s employment with the Company, (iii) any affiliate of any such customer or prospect, (iv) any of the individual contacts at customers or acquisition targets established by the Company, Executive or others at the Company during the period of Executive’s employment with the Company, or (v) any individual who is an employee or independent contractor of the Company at the time of the solicitation or contact or who was an employee or independent contractor of the Company within three months before such time unless Executive receives prior written permission from the CEO.

6. Equitable Relief.
(a) Executive acknowledges and agrees that the restrictions contained in Section 5 are reasonable and necessary to protect and preserve the legitimate interests, properties, goodwill and business of the SunGard Group, that the Company would not have entered into this Agreement in the absence of such restrictions and that irreparable injury will be suffered by the SunGard Group should Executive breach any of the provisions of that Section. Executive represents and acknowledges that (i) Executive has been advised by the Company to consult Executive’s own legal counsel in respect of this Agreement, and (ii) Executive has had full opportunity, prior to execution of this Agreement, to review thoroughly this Agreement with Executive’s counsel.
(b) Executive further acknowledges and agrees that a breach of any of the restrictions in Section 5 cannot be adequately compensated by monetary damages. Executive agrees that the SunGard Group shall be entitled to preliminary and permanent injunctive relief, without the necessity of proving actual damages, as well as an equitable accounting of all earnings, profits and other benefits arising from any violation of Section 5 hereof, which rights shall be cumulative and in addition to any other rights or remedies to which the SunGard Group may be entitled. In the event that any of the provisions of Section 5 should ever be adjudicated to exceed the time, geographic, service, or other limitations permitted by applicable law in any jurisdiction, it is the intention of the parties that the provision shall be amended to the extent of the maximum time, geographic, service, or other limitations permitted by applicable law, that such amendment shall apply only within the jurisdiction of the court that made such adjudication and that the provision otherwise be enforced to the maximum extent permitted by law.
(c) Notwithstanding anything in this Agreement to the contrary, if Executive breaches any of Executive’s obligations under Section 5, the Company shall thereafter be obligated only for the compensation and other benefits provided in any Company benefit plans and programs then applicable to Executive in accordance with the terms thereof, and all payments under Section 2 of this Agreement shall cease.
(d) Executive irrevocably and unconditionally (i) agrees that any suit, action or other legal proceeding arising out of Section 5, including without limitation, any action commenced by the SunGard Group for preliminary and permanent injunctive relief and other equitable relief, may be brought in a United States District Court for Pennsylvania, or if such court does not have jurisdiction or will not accept jurisdiction, in any court of general jurisdiction in Chester County, Pennsylvania, (ii) consents to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding, and (iii) waives any objection which Executive may have to the laying of venue of any such suit, action or proceeding in any such court. Executive also irrevocably and unconditionally consents to the service of any process, pleadings, notices or other papers in a manner permitted by the notice provisions of Section 11 hereof.

7. Dispute Resolution. In the event of any dispute relating to Executive’s employment, the termination thereof, or this Agreement, other than a dispute in which the primary relief sought is an equitable remedy such as an injunction, the parties shall be required to have the dispute, controversy or claim settled by alternative dispute resolution conducted by JAMS (or, if JAMS is not available, another mutually agreeable alternative dispute resolution organization), in the city of Executive’s principal place of employment. Any award entered by JAMS (or such other organization) shall be final, binding and nonappealable, and judgment may be entered thereon by either party in accordance with applicable law in any court of competent jurisdiction. This Section 7 shall be specifically enforceable. JAMS (or such other organization) shall have no authority to modify any provision of this Agreement. In the event of a dispute, each party shall be responsible for its own expenses (including attorneys’ fees) relating to the conduct of the arbitration, and the parties shall share equally the fees of JAMS. THE PARTIES IRREVOCABLY WAIVE ANY RIGHT TO TRIAL BY JURY AS TO ALL CLAIMS HEREUNDER.
8. Non-Exclusivity of Rights; Resignation from Boards.
(a) Nothing in this Agreement shall prevent or limit Executive’s continuing or future participation in or rights under any benefit, bonus, incentive or other plan or program provided by the Company and for which Executive may qualify; provided, however, that if Executive becomes entitled to and receives the payments described in Section 2.2(a) of this Agreement, Executive hereby waives Executive’s right to receive payments under any severance plan or similar program applicable to employees of the Company.
(b) If Executive’s employment with the Company terminates for any reason, Executive shall immediately resign from all boards of directors of the Company, any Affiliates and any other entities for which Executive serves as a representative of the Company.
9. Survivorship. The respective rights and obligations of the parties under this Agreement (including without limitation Sections 5, 6 and 7) shall survive any termination of Executive’s employment or termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.
10. Mitigation. Executive shall not be required to mitigate the amount of any payment or benefit provided for in this Agreement by seeking other employment or otherwise, and there shall be no offset against amounts due Executive under this Agreement on account of any remuneration attributable to any subsequent employment that Executive may obtain.
11. Notices. All notices and other communications required or permitted under this Agreement or necessary or convenient in connection herewith shall be in writing and shall be deemed to have been given when hand delivered or mailed by registered or certified mail, as follows (provided that notice of change of address shall be deemed given only when received):
If to the Company and SunGard, to:
SunGard Data Systems Inc.
680 East Swedesford Road
Wayne, PA 19087
Attention: General Counsel
If to Executive, to:
Mr. Robert Woods
or to such other names or addresses as the Company or Executive, as the case may be, shall designate by notice to each other person entitled to receive notices in the manner specified in this Section.

12. Contents of Agreement; Amendment and Assignment.
(a) This Agreement sets forth the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes any and all documents otherwise relating the subject matter hereof, and cannot be changed, modified, extended or terminated except upon written amendment approved by the CEO and executed on behalf of the Company by a duly authorized officer of the Company and by Executive.
(b) All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto, except that the duties and responsibilities of Executive under this Agreement are of a personal nature and shall not be assignable or delegatable in whole or in part by Executive. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of the Company, within 15 days of such succession, expressly to assume and agree to perform this Agreement in the same manner and to the same extent as the Company would be required to perform if no such succession had taken place.
13. Severability. If any provision of this Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provision or application of this Agreement which can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable such provision or application in any other jurisdiction. If any provision is held void, invalid or unenforceable with respect to particular circumstances, it shall nevertheless remain in full force and effect in all other circumstances.
14. Remedies Cumulative; No Waiver. No remedy conferred upon a party by this Agreement is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to any other remedy given under this Agreement or now or hereafter existing at law or in equity. No delay or omission by a party in exercising any right, remedy or power under this Agreement or existing at law or in equity shall be construed as a waiver thereof, and any such right, remedy or power may be exercised by such party from time to time and as often as may be deemed expedient or necessary by such party in its sole discretion.
15. Beneficiaries/References. Executive shall be entitled, to the extent permitted under any applicable law, to select and change a beneficiary or beneficiaries to receive any compensation or benefit payable under this Agreement following Executive’s death by giving the Company written notice thereof. In the event of Executive’s death or a judicial determination of Executive’s incompetence, reference in this Agreement to Executive shall be deemed, where appropriate, to refer to Executive’s beneficiary, estate or other legal representative.
16. Miscellaneous. All section headings used in this Agreement are for convenience only. This Agreement may be executed in counterparts, each of which is an original. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.
17. Withholding Taxes. All payments under this Agreement shall be made subject to applicable tax withholding, and the Company shall withhold from any payments under this Agreement all federal, state and local taxes as the Company is required to withhold pursuant to any law or governmental rule or regulation. Except as specifically provided otherwise in this Agreement, Executive shall be responsible for all taxes applicable to amounts payable under this Agreement.

18. Section 409A of the Code; Section 162(m) of the Code.
(a) This Agreement is intended to comply with Section 409A of the Code and its corresponding regulations, to the extent applicable. The payment of severance benefits under the Agreement are intended to be exempt from section 409A under the “short term deferral” exemption, to the extent applicable. Notwithstanding anything in this Agreement to the contrary, payments may only be made under this Agreement upon an event and in a manner permitted by Section 409A of the Code, to the extent applicable. As used in the Agreement, the term “termination of employment” shall mean Executive’s separation from service with the Company within the meaning of Section 409A of the Code and the regulations promulgated thereunder. In no event may Executive, directly or indirectly, designate the calendar year of a payment. For purposes of Section 409A, the right to a series of payments under the Agreement shall be treated as a right to a series of separate payments.
(b) Notwithstanding anything in this Agreement to the contrary, if the stock of the Company becomes publicly traded, if Executive is considered a “specified employee” under section 409A and if payment of any amounts under this Agreement is required to be delayed for a period of six months after separation from service in order to avoid taxation under section 409A of the Code, payment of such amounts shall be delayed as required by section 409A, and the accumulated amounts shall be paid in a lump sum payment within five business days after the end of the six-month period. If Executive dies during the postponement period prior to the payment of benefits, the amounts withheld on account of section 409A shall be paid to the personal representative of Executive’s estate within 60 days after the date of Executive’s death.
(c) Executive agrees that if the stock of the Company becomes publicly traded, Executive will make any amendments to the Agreement that the Company deems necessary to allow performance-based compensation to qualify for the “qualified performance-based compensation” exception to section 162(m) of the Code.
19. Governing Law. This Agreement shall be governed by and interpreted under the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws provisions.
IN WITNESS WHEREOF, the undersigned, intending to be legally bound, have executed this Agreement as of the Effective Date.

SUNGARD DATA SYSTEMS INC.
Date: 12/21/09	By:	/s/ Cristóbal Conde
		Name:	Cristobal Conde
		Title:	Chief Executive Officer

Date: 12/18/09	/s/ Robert Woods
Executive

EXHIBIT A

EXECUTIVE RELEASE TO BE PROVIDED TO THE COMPANY
Separation of Employment Agreement and General Release
THIS SEPARATION OF EMPLOYMENT AGREEMENT AND GENERAL RELEASE (the “Agreement”) is made as of this  _____ day of                     ,  _____, by and between                      (“Executive”) and SunGard Data Systems Inc.                      (the “Company”).
WHEREAS, Executive is employed by the Company as                     ;
WHEREAS, Executive and the Company entered into an Employment Agreement, dated  _____, 200__, (the “Employment Agreement”) which provides for certain benefits in the event that Executive’s employment is terminated on account of a reason set forth in the Employment Agreement;
WHEREAS, Executive’s employment with the Company will terminate effective                                          (the “Termination Date”); and
WHEREAS, in connection with the termination of Executive’s employment, the parties have agreed to a separation package and the resolution of any and all disputes between them.
NOW, THEREFORE, IT IS HEREBY AGREED by and between Executive and the Company as follows:
1. Executive, for and in consideration of the commitments of the Company as set forth in paragraph 6 of this Agreement, and intending to be legally bound, does hereby REMISE, RELEASE AND FOREVER DISCHARGE the Company, its stockholders, affiliates, subsidiaries and parents, their respective officers, directors, investors, employees, and agents, and their respective successors and assigns, heirs, executors, and administrators (collectively, “Releasees”) from all causes of action, suits, debts, claims and demands whatsoever in law or in equity, which Executive ever had, now has, or hereafter may have, whether known or unknown, or which Executive’s heirs, executors, or administrators may have, by reason of any matter, cause or thing whatsoever, from the beginning of time to the date of this Agreement, to the extent arising from or relating in any way to Executive’s employment relationship with the Company, the terms and conditions of that employment relationship, and/or the termination of that employment relationship, including, but not limited to, any claims arising under the Age Discrimination in Employment Act (“ADEA”), the Older Workers Benefit Protection Act (“OWBPA”), Title VII of The Civil Rights Act of 1964, the Americans with Disabilities Act, the Family and Medical Leave Act of 1993, the Employee Retirement Income Security Act of 1974, as amended, any applicable state fair employment practice laws, and any other claims under any federal, state or local common law, statutory, or regulatory provision, now or hereafter recognized, and any claims for attorneys’ fees and costs; provided, however, the foregoing shall in no event apply to (i) enforcement by Executive of Executive’s rights under this Agreement, (ii) Executive’s rights as a stockholder in the Company or any of its affiliates, (iii) Executive’s rights to indemnifications under any separate contract or insurance policy, (iv) Executive’s right to seek unemployment insurance benefits, (v) Executive’s right to seek workers’ compensation benefits, or (vi) any claims that, as a matter of applicable law, are not waivable. This Agreement is effective without regard to the legal nature of the claims raised and without regard to whether any such claims are based upon tort, equity, implied or express contract or discrimination of any sort.

2. Executive specifically releases the Releasees from any claims that Executive might have under the ADEA and any rights under the OWBPA; provided however, Executive is not waiving or releasing any rights Executive may have to challenge the knowing and voluntary nature of the release of ADEA claims pursuant to the OWBPA. Nothing in this Agreement shall be construed to prohibit Executive from filing a charge with or participating in any investigation or proceeding conducted by the EEOC or a comparable state or local agency. Notwithstanding the foregoing, Executive agrees to waive his or her right to recovery monetary damages in any charge, complaint or lawsuit filed by Executive or by anyone else on his or her behalf.
3. In consideration of Executive’s agreement to comply with the covenants described in Section 5 of the Employment Agreement, the Company agrees as set forth in paragraph 6 herein.
4. Executive further agrees and recognizes that Executive has permanently and irrevocably severed Executive’s employment relationship with the Company, that Executive shall not seek employment with the Company or any affiliated entity at any time in the future, and that neither the Company nor any affiliate has any obligation to employ Executive in the future.
5. Executive agrees that Executive will not disparage or subvert the Company or the Releasees, or make any statement reflecting negatively on the Company or the Releasees, including, but not limited to, any matters relating to the operation or management of the Company, Executive’s employment and the termination of Executive’s employment, irrespective of the truthfulness or falsity of such statement.
6. In consideration for Executive’s agreement as set forth herein, the Company agrees to pay and provide Executive with the severance benefits described in Section 2.2 of Executive’s Employment Agreement. Executive agrees that he or she is not entitled to any payments, benefits, severance payments or other compensation beyond that expressly provided in Section 2.2 of Executive’s Employment Agreement.
7. Executive understands and agrees that the payments, benefits and agreements provided in this Agreement are being provided to Executive in consideration for Executive’s acceptance and execution of, and in reliance upon Executive’s representations in, this Agreement. Executive acknowledges that if Executive had not executed this Agreement containing a release of all claims against the Company and the Releasees, Executive would only have been entitled to the payments provided in the Company’s standard severance pay plan for employees.
8. Executive acknowledges and agrees that the Company previously has satisfied any and all obligations owed to Executive under any employment agreement or offer letter Executive has with the Company or a Releasee and, further, that this Agreement supersedes any and all prior agreements or understandings, whether written or oral, between the parties, excluding only Executive’s post-termination obligations under Executive’s Employment Agreement, any obligations relating to the securities of the Company or any of its affiliates and the Company’s obligations under Section 2.2 of Executive’s Employment Agreement, all of which shall remain in full force and effect to the extent not inconsistent with this Agreement, and further, that, except as set forth expressly herein, no promises or representations have been made to him in connection with the termination of Executive’s Employment Agreement or the terms of this Agreement.
9. Except as may be necessary to obtain approval or authorization to fulfill its obligations hereunder or as required by applicable law, (a) Executive agrees not to disclose the terms of this Agreement to anyone, except Executive’s spouse, attorney and, as necessary, tax/financial advisor, and (b) the Company agrees that the terms of this Agreement will not be disclosed. It is expressly understood that any violation of the confidentiality obligation imposed hereunder constitutes a material breach of this Agreement.

10. Executive represents that Executive does not presently have in Executive’s possession any records and business documents, whether on computer or hard copy, and other materials (including but not limited to computer disks and tapes, computer programs and software, office keys, correspondence, files, customer lists, technical information, customer information, pricing information, business strategies and plans, sales records and all copies thereof) (collectively, the “Corporate Records”) provided by the Company and/or its predecessors, parents, subsidiaries or affiliates or obtained as a result of Executive’s employment with the Company and/or its predecessors, parents, subsidiaries or affiliates, or created by Executive while employed by or rendering services to the Company and/or its predecessors, parents, subsidiaries or affiliates. Executive acknowledges that all such Corporate Records are the property of the Company. In addition, Executive shall promptly return in good condition any and all Company owned equipment or property, including, but not limited to, automobiles, personal data assistants, facsimile machines, copy machines, pagers, credit cards, cellular telephone equipment, business cards, laptops and computers. As of the Termination Date, the Company will make arrangements to remove, terminate or transfer any and all business communication lines including network access, cellular phone, fax line and other business numbers.
11. Executive expressly waives all rights afforded by any statute which expressly limits the effect of a release with respect to unknown claims. Executive acknowledges the significance of this release of unknown claims and the waiver of statutory protection against a release of unknown claims which provides that a general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by it must have materially affected its settlement with the debtor.
12. Nothing in this Agreement shall prohibit or restrict Executive from: (i) making any disclosure of information required by law; (ii) providing information to, or testifying or otherwise assisting in any investigation or proceeding brought by, any federal regulatory or law enforcement agency or legislative body, any self-regulatory organization, or the Company’s designated legal, compliance or human resources officers; (iii) filing, testifying, participating in or otherwise assisting in a proceeding relating to an alleged violation of any federal, state or municipal law relating to fraud, or any rule or regulation of the Securities and Exchange Commission or any self-regulatory organization or (iv) challenging the knowing and voluntary nature of the release of ADEA claims pursuant to the OWBPA.
13. The parties agree and acknowledge that the agreements by the Company described herein, and the settlement and termination of any asserted or unasserted claims against the Releasees, are not and shall not be construed to be an admission of any violation of any federal, state or local statute or regulation, or of any duty owed by any of the Releasees to Executive.
14. Executive agrees and recognizes that should Executive breach any of the obligations or covenants set forth in this Agreement, the Company will have no further obligation to provide Executive with the consideration set forth herein, and will have the right to seek repayment of all consideration paid up to the time of any such breach. Further, Executive acknowledges in the event of a breach of this Agreement, Releasees may seek any and all appropriate relief for any such breach, including equitable relief and/or money damages, attorney’s fees and costs.
15. This Agreement and the obligations of the parties hereunder shall be construed, interpreted and enforced in accordance with the laws of the Commonwealth of Pennsylvania.

16. Executive certifies and acknowledges as follows:
(a) That Executive has read the terms of this Agreement, and that Executive understands its terms and effects, including the fact that Executive has agreed to RELEASE AND FOREVER DISCHARGE the Company and each of the Releasees from any legal action arising out of Executive’s employment relationship with the Company and the termination of that employment relationship;
(b) That Executive has signed this Agreement voluntarily and knowingly in exchange for the consideration described herein, which Executive acknowledges is adequate and satisfactory to him and which Executive acknowledges is in addition to any other benefits to which Executive is otherwise entitled;
(c) That Executive has been and is hereby advised in writing to consult with an attorney prior to signing this Agreement;
(d) That Executive does not waive rights or claims that may arise after the date this Agreement is executed;
(e) That the Company has provided Executive with a period of [twenty-one (21)] or [forty-five (45)] days within which to consider this Agreement, and that Executive has signed on the date indicated below after concluding that this Separation of Employment Agreement and General Release is satisfactory to Executive; and
[Note: The applicable time period will depend on whether the termination is part of a reduction in force (45 days) or not (21 days). In addition, if the termination is in connection with a reduction in force, certain disclosures will need to be made to Executive to comply with the requirements of the ADEA if Executive is at least age 40.]
(f) Executive acknowledges that this Agreement may be revoked by Executive within seven (7) days after execution, and it shall not become effective until the expiration of such seven (7) day revocation period. In the event of a timely revocation by Executive, this Agreement will be deemed null and void and the Company will have no obligations hereunder.
Intending to be legally bound hereby, Executive and the Company executed the foregoing Separation of Employment Agreement and General Release this                      day of                     ,  _____.

Witness:

[Executive]

SUNGARD DATA SYSTEMS INC.

By:	Witness:
Name:
Title:

A-4